

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

July 11, 2016

Jeffrey L. Ventura
Chairman of the Board, President and
Chief Executive Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

>   **Re: Range Resources Corporation**
>   **Registration Statement on Form S-4**
>   **Filed June 13, 2016**
>   **File No. 333-211994**

Dear Mr. Ventura:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 51

Background of the Merger, page 51

1.   We note that on January 26, 2016, Mr. Kenneth A. Hersh, CEO of NGP Energy Capital Management, LLC ("NGP"), met with Mr. Jeffrey L. Ventura, CEO of Range Resources Corporation ("Range"), to discuss a potential business combination between Memorial Resource Development Corp. ("Memorial") and Range. Please disclose here the relationship between NGP and Memorial. In addition, disclose where appropriate, the extent of NGP's involvement in structuring and negotiating the transaction.

2.   You disclose on April 7, first that Credit Suisse answered questions from the Range board of directors regarding certain other strategic alternatives that might be available to

Range; and second, that following that discussion, Credit Suisse was excused and Mr. Ventura gave the Range board of directors an update on other potential acquisition transactions that Range's senior management had been considering. Please elaborate on what such alternative transactions Credit Suisse presented and Range's senior management had been considering, respectively, and disclose why such alternatives were not pursued.

3.   You disclose on page 63 that the combined entity will be led by Range's current senior management team. Please revise your disclosure to address whether management position considerations were the subject of any of the negotiations discussed in this section.

4.   You disclose on page 58 that NGP was unwilling to agree to any post-closing lock-up that would limit distribution to its limited partners or that would limit those limited partners' ability to dispose of those shares. However, your disclosure appears unclear as to the reasons you ultimately agreed to reduce the lock-up terms on shares retained by NGP or other parties to the voting and support agreement from 180 days to 90 days, in addition to waiving the lock-up for NGP to distribute your shares or Memorial's to its limited partners after the Memorial stockholder vote. In this regard, we note your disclosure on page 59 referencing "an extensive discussion regarding the lock-up issue." Please expand your disclosure to elaborate on what was discussed and the reasons you thereafter decided to propose such terms to Memorial in the "package deal" on May 13, 2016. Also, include a corresponding risk factor relating to the negotiated lock-up terms and the potential adverse effect on the market price for your common stock. In such risk factor, please include quantified information on the number of shares that will not be subject to lock-up, similar to what is provided on page 66.

Opinion of Memorial's Financial Advisors, page 80

Opinion of Barclays Capital Inc., page 80

Net Asset Valuation Analyses, page 83

5.   Please disclose the assumptions used by Barclays Capital Inc. to determine the Case III and Case IV pricing scenarios. In this regard, we note that Case I reflects an estimate of the NYMEX strip and Case II reflects the median of Wall Street research analysts' estimates.

Unaudited Pro Forma Condensed Combined Financial Information, page 147

Note 3 — Unaudited Pro forma Condensed Combined Statements of Operations, page 154

6.   We note your adjustment (n) eliminates incentive unit compensation paid to officers and employees of Memorial that will not have a continuing impact. However, it is unclear

how this adjustment would be directly attributable to the transaction, expected to have a continuing impact, and factually supportable, as required by Rule 11-02(b)(6) of Regulation S-X. While this guidance generally precludes adjustments to include non-recurring charges, it does not similarly accommodate adjustments to eliminate historical charges based on their non-recurring character alone. Please conform with this guidance; you may provide a narrative to describe any aspects of the presentation that you do not believe are indicative of future results.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources